March 10, 2011

VIA EDGAR and Overnight Delivery

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	K-V Pharmaceutical Company
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed December 27, 2010
File No. 001-09601

Dear Mr. Rosenberg:

The attachment to this letter sets forth the responses of KV Pharmaceutical Company (the “Company”) to the comments of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated February 25, 2011, with respect to the above referenced filing. We have duplicated the comments set forth in the comment letter in the attachment and have provided responses to each comment.

As requested by the staff of the Commission, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require additional information, please do not hesitate to contact me at 314-645-6600.

Sincerely,

/s/ Thomas S. McHugh
Thomas S. McHugh
Chief Financial Officer

One Corporate Woods Drive, Bridgeton, Missouri 63044    Tel: (314) 645-6600    Fax: (314) 646-3705

From 10-K for the Fiscal Year Ended March 31, 2010

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Research and Development, page 126

COMMENT:

1.	Please revise your disclosure to clarify under what circumstances payments made for milestones and up-front payments would be capitalized prior to regulatory approval. In addition, please tell us the applicable accounting literature you are relying on for your accounting treatment.

RESPONSE:

The Company does not capitalize, but expenses milestone and up-front payments prior to regulatory approval. The Company will remove this statement in future filings. In consideration of the Company’s treatment of accounting for Research and Development cost, we have referenced the following applicable accounting literature:

•	Accounting Standards Codification (ASC) 730 – Research and Development

Notes to Consolidated Financial Statements

15. Commitments and Contingencies

Litigation and Governmental Inquiries, page 147

COMMENT:

2.	Your disclosure on page 147 that accrued litigation consists of settlement obligations as well as loss contingencies recognized by you because settlement was determined to be probable and the related payouts were reasonably estimable. You also disclose on page 158 the gross expense recorded in each of the fiscal years ended March 31, 2010, 2009 and 2008 for litigation and governmental inquiries and you disclose the amounts accrued as of March 31, 2010 and 2009. However, it does not appear that you have included all of the disclosures required by paragraphs 3-5 of ASC 450-20-50 related to your litigation and governmental inquiries. Specifically, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosure indicating that the resolution of legal matters, individually or in aggregate, could have a material adverse effect on the Company’s results of operations, financial condition or liquidity satisfies the criteria in ASC 450.

RESPONSE:

In future filings the Company will include the following disclosure:

While the outcome of the current claims cannot be predicted with certainty, the possible outcome of claims is reviewed at least quarterly and an adjustment to the Company’s accrual is recorded as deemed appropriate based upon these reviews. Based upon current information available, the resolution of legal matters, individually or in aggregate could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. The Company is unable to estimate the possible loss or range of possible losses as of the balance sheet date.